

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Donald Young
President and Chief Executive Officer
Aspen Aerogels Inc.
30 Forbes Road, Building B
Northborough, MA 01532

> **Re: Aspen Aerogels Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **File No. 001-36481**

Dear Donald Young:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022 filed March 16, 2023

Notes to Consolidated Financial Statements
(3) Revenue from Contracts with Customers, page 93

1. We note your revenue policy for subsea products and thermal barriers which state that you recognize revenues at a point in time and over time utilizing the input method depending on the terms of the contract. Please tell us your consideration of disclosing the revenues recognized by each method. Refer to ASC 606-10-55-89 through 91. In addition, please revise your disclosures in future filings to provide the disclosures required by ASC 606-10-50-18b.

Exhibit 23.1, page 115

2. The consent references a report date of March 15, 2023; however, the audit report is dated March 16, 2023. Please explain.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services